15045053

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Execution Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Route 6
(No. and Street)

Carmel (City) NY (State) 10512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Looney 845-225-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fine & Ackerman PLLC
(Name – *if individual, state last, first, middle name*)

237 West 35th Street (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tj 1/21/15

STOCK USA EXECUTION SERVICES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

TABLE OF CONTENTS

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Stock USA Execution Services, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Stock USA Execution Services, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock USA Execution Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wagner Ferber Fine + Ackerman PLLC

February 28, 2014
New York, New York

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

STOCK USA EXECUTION SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Assets	
Cash in bank	$ 1,171,215
Commissions receivable	263,446
Rebates receivable	45,985
Prepaid expenses	35,824
Securities, at market	324,166
Clearing deposits	603,001
Property and equipment at cost, less accumulated depreciation of $126,036	30,070
Total assets	$ 2,473,707

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to broker	$ 118,085
Accrued expenses and taxes payable	1,392,340
	1,510,425
Commitments and Contingencies	
Stockholder's Equity	
Common stock	200
Capital in excess of par value	45,347
Retained earnings	917,735
Total stockholder's equity	963,282
Total liabilities and stockholder's equity	$ 2,473,707

See independent auditors' report and accompanying notes to these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenue	
Commission income	$ 7,676,943
Trading profits	(4,077)
Other income	1,130,272
Interest income	64,276
Total revenue	8,867,414
Expenses	
Employee compensation and benefits	1,815,309
Clearing and execution fees	4,076,369
Communication and data processing	1,590,556
Occupancy	53,565
Other expenses	937,159
Depreciation	18,414
Total expenses	8,491,372
Income before provision for income taxes	376,042
Income taxes	750
Net income	$ 375,292

See independent auditors' report and accompanying notes to these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

Balance - beginning	$ 1,187,990
Net income	375,292
	1,563,282
Distribution of Sub-chapter S income	600,000
Balance - ending	$ 963,282

See independent auditors' report and accompanying notes to these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

SUBORDINATED LIABILITIES - JANUARY 1, 2013	$ -
SUBORDINATED LIABILITIES - DECEMBER 31, 2013	$ -

See independent auditors' report and accompanying notes to these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities	
Net Income	$ 375,292
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	18,414
Changes in operating assets and liabilities	
Commissions receivable	228,529
Rebates receivable	143,403
Prepaid expenses	(1,981)
Securities, at market	(317,656)
Clearing deposits	10
Due to broker	(27,866)
Accrued expenses and taxes payable	229,176
Net cash provided by operating activities	647,321
Cash Flows from Financing Activities	
Distribution of Sub-chapter S earnings	(600,000)
Net cash (used in) financing activities	(600,000)
Net increase in cash and cash equivalents	47,321
Cash and cash equivalents - beginning	1,123,894
Cash and cash equivalents - ending	1,171,215

Supplemental Disclosure of Cash Flow Information

Interest paid	$ -
Income taxes paid	$ 750

See independent auditors' report and accompanying notes to these financial statements.

STOCK USA EXECUTION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - ORGANIZATION

Stock USA Execution Services, Inc. ("the Company"), formerly Stock USA Investments, Inc. was incorporated in state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and business (clients) as a securities broker-dealer. The company is a member of FINRA, and NFA and is registered with the Securities and Exchange Commission. The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing broker, APEX Clearing Corporation, Inc. on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents.

Securities Valuation

Securities are classified and accounted for as available-for-sale and, accordingly, are carried at fair value with related unrealized gains or losses recognized in current earnings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2013, the allowance for uncollectible accounts aggregated $348,357.

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based of the volume of trades generated by the Company's clients.

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Due to Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's broker from a compilation of all securities activities.

Revenue Recognition

Principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $36,866 were expensed as incurred for the year ended December 31, 2013.

Subsequent Events

Management has evaluated subsequent events or transactions through February 28, 2014, the date which the financial statements were available to be issued.

NOTE 3 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2013, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7 – 10	$23,537
Equipment	7 – 10	73,204
Leasehold improvements	Term of lease	59,365
		156,106
Less: Accumulated depreciation and amortization		126,036
Net property and equipment		$30,070

The depreciation and amortization expense for the year ended December 31, 2013 aggregated $18,414.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company accounts for marketable securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

BASIS OF FAIR VALUE MEASUREMENT

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE 5 - FAIR VALUE MEASUREMENTS *(Continued)*

BASIS OF FAIR VALUE MEASUREMENT *(Continued)*

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2013. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Description	12/31/13	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds and Equities	$324,166	$324,166	$ -	$ -

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2013 due to the short-term nature of these instruments.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), and National Futures Association, (NFA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2013, the Company had net capital of $806,226 which exceeded the requirements by $705,481.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

NOTE 8 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued payroll	$ 123,808
Accrued payroll taxes	13,991
Accrued security deposits	25,000
Accrued FINRA settlement	300,000
Accrued professional fees	57,203
Accrued settlement cost	391,429
Accrued rebates payable	114,091
Accrued communications and data processing costs	177,666
Accrued clearing and execution fees	120,477
Accrued other cost	68,675
Total	$1,392,340

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Lease

The Company's future minimum lease commitments under the real estate lease is as follows:

Year Ended December 31,	
2014	$ 37,132

Rent expense for the year ended December 31, 2013 totaled $53,565.

Unasserted Claims

A customer has filed a complaint with FINRA alleging that the Company illegally debited the customer's account in the amount of $990,000. The customer demands return of the funds. The customer has not filed a civil complaint or arbitration before FINRA as mandated by the relevant rules and regulations. Management has denied this allegation and plans to vigorously contest this complaint. Management states that the customer's account was debited for ECN fees which the company was legally entitled to in the amount of $391,429 and, has reserved for this amount in their financial statements. The Company believes the customer complaint, though unasserted, is without merit. The outcome cannot be predicted.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

Regulatory Action

The Company has been advised in writing, a "Wells Notice", that the legal section of the market regulation department at the Financial Industry Regulatory Authority ("FINRA") and the enforcement division of FINRA intent jointly to recommend that disciplinary action be brought against the Company in connection with two issues; customer trading activities and compliance with trade reporting requirements and related supervision.

No formal action has yet been filed. The Company has been offered the opportunity to furnish a written submission providing any statements or arguments it wishes to make in response to FINRA's allegations and may address whether, in the Company's view, the facts constitute a violation of FINRA Rules or other laws, regulations or rules. The Company has been given an indefinite extension of time in which to file that submission, however, as the Company has expressed an interest in attempting to resolve the consolidated matters. FINRA has agreed to make a settlement proposal to the Company and, if negotiations do not result in a settlement, to afford the Company the opportunity to make its written submission at that time. As of December 31, 2013, the Company has reserved $300,000 as an anticipated settlement amount.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2013 could defer up to $17,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older.

SUPPLEMENTARY INFORMATION

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
of Stock USA Execution Services, Inc.

We have audited the financial statements of Stock USA Execution Services, Inc. as of and for the year ended December 31, 2013, and our report thereon dated February 26, 2014, which expressed an unmodified opinion on those financial statements, appears on page 3. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, Computation of net capital under rule 15c3-1, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computation of net capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wagner Ferber Fine + Ackerman PLLC

February 28, 2014
New York, New York

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Total Stockholders' Equity Qualified for Net Capital	$ 963,282
Deductions or Charges	
Non-allowable assets:	
Prepaid expenses	35,824
Net book value of fixed assets	30,070
Other non-allowable assets	37,343
Total deductions or charges	103,237
Net capital before haircuts on securities positions	860,045
Haircuts	
Other securities	51,638
Other haircuts	2,181
Total haircuts	53,819
Net Capital	$ 806,226

See independent auditors' report on supplementary information.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2013

Minimum Net Capital Required - 6 2/3% OF Total Aggregate Indebtedness	$ 100,745
Minimum dollar net capital requirement of reporting dealer	$ 100,000
Net Capital Requirement	$ 100,745
Excess Net Capital	$ 705,481
EXCESS NET CAPITAL AT 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement of reporting broker or dealer	$ 655,183

See independent auditors' report on supplementary information.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL
DECEMBER 31, 2013

Net Capital Per Unaudited X17A-5		$ 878,817
Adjustments:		
Increase in allowable assets	$ 41,503	
Increase in aggregate indebtedness	(114,094)	
		(72,591)
Net capital per audited report		$ 806,226

See independent auditors' report on supplementary information.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2013

Aggregate Indebtedness Liabilities	
Due to broker	$ 118,085
Accrued expenses and taxes	1,392,340
Total aggregate indebtedness	$ 1,510,425
Percentage of aggregate indebtedness to net capital	187.35%

See independent auditors' report on supplementary information.

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See independent auditors' report on supplementary information.

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Stock USA Execution Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Stock USA Execution Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stock USA Execution Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stock USA Execution Services, Inc.'s management is responsible for Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine & Ackerman PLLC

February 28, 2014
New York, New York

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

STOCK USA EXECUTION SERVICES, INC.
SIPC SUPPLEMENTARY REPORT
DECEMBER 31, 2013

TOTAL REVENUE		$ 8,867,412
Less		
Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions		3,687,145
SIPC Net Operating Revenue		5,180,267
General Assessment at .0025		$ 12,951
Less Payments made with		
SIPC-6 - October 9, 2013	$ 6,432	
SIPC-7 - February 20, 2014	6,519	
	$ 12,951	

See independent auditors' report on supplementary information.

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Stock USA Execution Services, Inc.

In planning and performing our audit of the financial statements of Stock USA Execution Services, Inc. as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Stock USA Execution Services, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Stock USA Execution Services, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Stock USA Execution Services, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Stock USA Execution Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Stock USA Execution Services, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Stock USA Execution Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)
(Continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Stock USA Execution Services, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] PLLC

February 28, 2014
New York, New York